Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
                                             412-338-7200
                                             Fax 412-338-7380

Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the Regions Funds:

        Portfolios of Regions Funds                             File No.
        -----------------------------------------------------------------
        Regions Treasury Fund                                   811-6511
        Regions Fixed Income Fund                               811-6511
        Regions Growth Fund                                     811-6511
        Regions Limited Maturity Government Fund                811-6511
        Regions Balanced Fund                                   811-6511
        Regions Value Fund                                      811-6511
        Regions Aggressive Growth Fund                          811-6511

We have examined management's assertion about the Regions Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 22, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of June 22, 2000, and with respect to agreement of security purchases and sales, for the period from November 30, 1999 (the date of our last examination) through June 22, 2000:

o Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o Agreement of a total of 14 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Regions Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 22, 2000 with respect to securities reflected in the investment account of the Regions Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Regions Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ DELOITTE & TOUCHE LLP


October 20, 2000

                    Management Statement Regarding Compliance
                         With Certain Provisions of the
                         Investment Company Act of 1940


October 20, 2000

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222


In connection with your attestation engagement as of June 22, 2000, relating to the Regions Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of Regions Financial Corp., the Custodian of the Regions Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3.   The Funds were in compliance  with the  requirements of subsections (b) and
     (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 22, 2000 and from November 30, 1999 (last examination date) through June 22, 2000, with respect to securities reflected in the investment account of the Regions Funds.

4. We have no knowledge of significant matters that are contrary to your findings.




/s/ James E. Meigs
James E. Meigs
Regions Financial Corp.
Trust Accounting and Control Manager